                                                Filed pursuant to Rule 424(b)(5)
                                                     Registration Nos. 333-55964
                                                                       333-76127
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 13, 2001

                                  $650,000,000

                     [Anadarko Petroleum Corporation LOGO]

                             5 3/8% Notes due 2007

     Interest on the notes is payable on March 1 and September 1, of each year, beginning on September 1, 2002. The notes will mature on March 1, 2007. We may redeem some or all of the notes at any time at a redemption price as set forth in this prospectus supplement. There is no sinking fund for the notes. The notes will rank equally with all of our senior unsecured indebtedness that is not specifically subordinated to the notes. We do not intend to list the notes on any securities exchange.

     INVESTING IN THE NOTES INVOLVES RISKS. WE URGE YOU TO CONSIDER CAREFULLY THE "RISK FACTORS" SECTION ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                                                         PUBLIC OFFERING       UNDERWRITING          PROCEEDS TO
                                                            PRICE (1)            DISCOUNT           ANADARKO (1)
                                                         ---------------       ------------         ------------
Per Note.............................................        99.469%               .60%                98.869%
Total for Notes......................................     $646,548,500          $3,900,000          $642,648,500

(1) Plus accrued interest from February 22, 2002, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Delivery of the notes in book-entry form only will be made on or about February 22, 2002.

    CREDIT SUISSE FIRST BOSTON                                      JPMORGAN
BANC OF AMERICA SECURITIES LLC                               RBC CAPITAL MARKETS

          The date of this prospectus supplement is February 19, 2002.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
Summary.....................................................   S-1
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-5
Ratio of Earnings of Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............   S-6
Description of Notes........................................   S-7
Underwriting................................................  S-11
Notice to Canadian Residents................................  S-12
Legal Matters...............................................  S-13
Experts.....................................................  S-13
Forward-Looking Statements..................................  S-14


PROSPECTUS
About This Prospectus.......................................     3
Anadarko Petroleum Corporation..............................     3
The Trusts..................................................     3
Accounting Treatment........................................     5
Where You Can Find More Information About Anadarko..........     5
Risk Factors................................................     6
Ratio of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     6
Use of Proceeds.............................................     7
Description of Debt Securities..............................     7
Description of Preferred Stock..............................    16
Description of Depositary Shares............................    18
Description of Common Stock.................................    20
Description of Securities Warrants..........................    21
Description of Purchase Contracts and Purchase Units........    22
Description of Trust Preferred Securities...................    23
Description of Guarantees...................................    24
Relationship Among the Trust Preferred Securities, the Debt
  Securities and the Guarantees.............................    26
Plan of Distribution........................................    29
Legal Matters...............................................    30
Experts.....................................................    30

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement and that the information we previously filed with the Securities and Exchange Commission and incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may change after that date.

                                    SUMMARY

     This summary highlights information from this prospectus supplement and the accompanying prospectus, but does not contain all information that is important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes and information about our business and our financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

     In this prospectus supplement, the terms "Anadarko," "we," "us" and "our" generally mean Anadarko Petroleum Corporation, a Delaware corporation, and its subsidiaries.

                                    ANADARKO

     Anadarko Petroleum Corporation is one of the world's largest independent oil and gas exploration and production companies, with 2.3 billion barrels of oil equivalent of proved reserves. Our major areas of operations are located in the United States, primarily in Texas, Louisiana, the mid-continent and Rocky Mountain regions, Alaska and in the shallow and deep waters of the Gulf of Mexico, as well as in Canada and Algeria. We are also active in Venezuela, Qatar, Australia, Oman, Tunisia, Congo and Gabon. We also own and operate gas gathering systems in our core producing areas. In addition, we engage in the hard minerals business through non-operated joint venture and royalty arrangements in several coal, industrial minerals and trona (natural soda ash) mines located on lands within and adjacent to our Land Grant holdings primarily in Wyoming, Colorado and Utah.

     Our corporate headquarters are located at 17001 Northchase Drive, Houston, Texas 77060-2141. Our telephone number is (281) 875-1101.

                              RECENT DEVELOPMENTS

     On January 31, 2002, we announced financial results for the fourth quarter and full year 2001 and operating results from exploration and development drilling activity for the full year. We achieved our operating goals of double-digit growth in oil and gas production and in proved reserves.

     Fourth Quarter 2001. For the fourth quarter of 2001, we reported net income available to common shareholders of $108 million, or 41 cents per share (diluted), compared with earnings of $454 million, or $1.75 per share (diluted) in the fourth quarter of 2000. The decrease in earnings primarily reflects sharply lower commodity prices.

     Cash flow from operations before changes in assets and liabilities for the fourth quarter of 2001 totaled $528 million, compared with $931 million in the year-earlier period. Fourth quarter 2001 sales volumes were 49 million barrels of oil equivalent (BOE), which is 9 percent above the fourth quarter of 2000.

     Full Year 2001. For the full year 2001, we reported a net loss of $188 million, or 75 cents per share (diluted), compared with earnings of $796 million, or $4.16 per share (diluted) in the previous year. Results for both 2001 and 2000 include the effect of non-cash property impairments. Stated without the impairments, earnings in 2001 were $1.39 billion, or $5.25 per share (diluted), compared with $828 million, or $4.32 per share (diluted) in 2000.

     Cash flow from operations before changes in assets and liabilities for 2001 totaled $3.43 billion, compared with $1.88 billion for the prior year.

     Total natural gas, crude oil and natural gas liquids (NGLs) sales volumes for 2001 were 199 million BOE, compared with 112 million BOE for 2000, a 78 percent increase. This increase was due in part to the acquisitions of UPR in mid-2000 and Berkley Petroleum in early 2001, as well as increased production from the company's operations in Alaska, the Gulf of Mexico, East Texas and Canada.

     Reserve Replacement. Our worldwide reserve replacement rate from all sources was equal to 221 percent of annual production. That figure includes the effect of additions from drilling, from producing property acquisitions and divestitures, as well as downward revisions to prior estimates, mostly due to low year-end prices. Excluding acquisitions and divestitures, we replaced 173 percent of 2001 production. Significant reserves were added through drilling in the U.S., Canada and Algeria. In the U.S., we achieved a 161 percent reserve replacement rate in 2001.

     Our five-year U.S. replacement rate for 1997-2001 was 360 percent of production, or 195 percent excluding acquisitions. Our U.S. replacement rate again exceeded the industry's five-year U.S. average of 109 percent, as reported by the U.S. Department of Energy (DOE) for 1996-2000. (DOE data for the latest five-year period are not yet available.) Our five-year average worldwide reserve replacement rate from all sources was 476 percent for the period 1997-2001.

     Proved Reserves. We achieved a 12 percent increase in proved reserves, growing to 2.3 billion BOE at year-end 2001, compared with 2.06 billion BOE at year-end 2000. This is the 20th consecutive year we have more than replaced our annual production with proved reserves.

     - Worldwide -- Our proved reserves are balanced between crude oil, condensate and liquids (49 percent) and natural gas (51 percent). Proved reserves of crude oil, condensate and NGLs totaled 1.13 billion barrels, up from 1.05 billion barrels the previous year. Proved natural gas reserves at year-end 2001 -- of which 98 percent are located in the U.S. and Canada -- totaled 7.03 trillion cubic feet (Tcf), up from 6.09 Tcf in 2000.

     - U.S. -- Domestic proved reserves were 1.41 billion BOE at year-end 2001, or 61 percent of total reserves, compared with 1.33 billion BOE in 2000, or 64 percent of total reserves.

     - Canada -- We had 315 million BOE of Canadian proved reserves at year-end 2001, compared with 220 million BOE the prior year, largely reflecting the March 2001 acquisition of Berkley Petroleum.

     - Algeria -- Proved oil reserves in Algeria increased by 6 percent to 387 million barrels at year-end 2001, compared with 364 million barrels at year-end 2000.

     - Acquisitions and Divestitures -- Acquisitions of producing properties, principally the Berkley properties in Canada and the Gulfstream properties in the Middle East, added 157 million BOE of proved reserves for the year. Divestitures, mainly consisting of our properties in Guatemala, totaled 60 million BOE.

     Finding Costs. Our total worldwide finding costs for proved reserves were $8.53 per BOE in 2001, which reflects all costs of additions from drilling and property acquisitions and the effect of downward reserve revisions.

     Finding costs were higher in 2001 because of increased oil field service costs early in the year, increased exploration drilling activity in the second half of 2001 and costs to bring proved undeveloped reserves on production, which enabled us to increase sales and returns during a period of high prices. Finding costs also were affected by downward reserve revisions, largely due to lower year-end commodity prices.

     Proved reserves of 157 million BOE added through property acquisitions were acquired at an average price of $7.93 per BOE.

                                  THE OFFERING

Issuer........................   Anadarko Petroleum Corporation.

Securities Offered............   $650 million aggregate principal amount of
                                 5 3/8% notes due 2007.

Maturity Date.................   March 1, 2007.

Interest Payment Dates........   March 1 and September 1 of each year,
                                 commencing September 1, 2002.

Optional Redemption...........   We may redeem the notes prior to maturity, in
                                 whole or in part, at a redemption price equal to the sum of (a) an amount equal to 100% of the principal amount of the notes being redeemed and (b) the make-whole premium, together with accrued and unpaid interest to the date of redemption. Please read
                                 "Description of Notes -- Redemption" in this prospectus supplement.

Sinking Fund..................   None.

Ranking.......................   The notes:

                                 - are unsecured;

                                 - rank equally with all of our existing and
                                   future unsecured senior indebtedness;

                                 - are senior to any future subordinated
                                   indebtedness; and

                                 - are effectively junior to future secured
                                   indebtedness, if any, and to all existing and future indebtedness and other liabilities of our subsidiaries, which together as of September 30, 2001 totaled approximately $3.1 billion.

Covenants.....................   We will issue the notes under an indenture
                                 containing covenants for your benefit. These covenants restrict our ability to take certain actions, including, but not limited to, the creation of liens securing indebtedness. Please read "Description of Debt Securities -- Senior
                                 Debt Securities Limitations on Liens" in the accompanying prospectus.

Use of Proceeds...............   We intend to use the net proceeds of
                                 approximately $643 million to pay down
                                 floating-rate debt. As of February 19, 2002, the average interest rate on total floating-rate debt, which had original maturities ranging from overnight to 35 days, was 2.27% per year.

Absence of Public Markets for
the Notes.....................   There is no existing market for the notes. We
                                 cannot provide any assurance about:

                                 - the liquidity of any markets that may develop
                                   for the notes;

                                 - your ability to sell your notes; or

                                 - the prices at which you will be able to sell
                                   your notes.

                                 Future trading prices of the notes will depend on many factors, including:

                                 - prevailing interest rates;

                                 - our operating results;

                                 - ratings of the notes; and

                                 - the market for similar securities.

                                 The underwriters have advised us that they currently intend to make a market in the notes after completion of the offering. They do not, however, have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

Risk Factors..................   We urge you to carefully read the "Risk
                                 Factors" section on page 6 of the accompanying prospectus before you make any investment decisions.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the notes of approximately $643 million, after deducting underwriting discounts, commissions and offering expenses. We intend to use the net proceeds to pay down floating-rate debt. As of February 19, 2002, the average interest rate on total floating-rate debt, which had original maturities ranging from overnight to 35 days, was 2.27% per year.

                                 CAPITALIZATION

     The following table sets forth a summary of the capitalization of Anadarko at September 30, 2001 and as adjusted to reflect the issuance of $650 million of notes and our application of the net proceeds we will receive from the issuance to pay down floating rate debt. This table should be read in conjunction with our financial statements and related notes contained in our 2000 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q/A for the third quarter of 2001 incorporated by reference in the accompanying prospectus.

                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $    68       $    68
                                                              =======       =======
Total Debt..................................................  $ 4,717       $ 4,721
                                                              -------       -------
Stockholders' equity:
  Preferred stock, par value $1.00 -- 2.0 million shares
     authorized, 0.1 million shares issued..................      111           111
  Common stock, par value $0.10 -- 450.0 million shares
     authorized; 253.9 million shares issued................       25            25
  Treasury stock (2.2 million shares).......................     (116)         (116)
  Paid-in capital...........................................    5,310         5,310
  Retained earnings (as of September 30, 2001, retained
     earnings were not restricted as to payment of
     dividends).............................................    1,188         1,188
  Deferred compensation and ESOP (1.0 million shares).......     (106)         (106)
  Executives and Directors Benefits Trust, at market value
     (2.0 million shares)...................................      (94)          (94)
  Accumulated other comprehensive income (loss).............       (4)           (4)
                                                              -------       -------
Total stockholders' equity..................................    6,314         6,314
                                                              -------       -------
Total capitalization........................................  $11,031       $11,035
                                                              =======       =======

          RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------   NINE MONTHS ENDED
                                             1996   1997   1998   1999   2000   SEPTEMBER 30, 2001
                                             ----   ----   ----   ----   ----   ------------------
Earnings/Fixed Charges.....................  3.34   3.04   0.05   1.77   7.35            --
Earnings/Combined Fixed Charges and
  Preferred Stock Dividends................  3.34   3.04   0.05   1.53   6.80            --

     We issued preferred stock in May 1998. No shares of preferred stock were outstanding during any of the periods prior to May 1998.

     As a result of our net loss for the nine months ended September 30, 2001, our earnings did not cover fixed charges by $700 million and did not cover combined fixed charges and preferred stock dividends by $709 million. In 1998, our earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

     The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pre-tax earnings required for payment.

                              DESCRIPTION OF NOTES

     The following description of the notes supplements, and to the extent inconsistent, replaces, the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus. The notes are to be issued as a separate series of senior debt securities under an indenture dated as of March 9, 2001, between Anadarko and The Bank of New York, as Trustee, which is more fully described in the accompanying prospectus. We will issue the notes pursuant to a resolution of the Board of Directors and an officers' certificate setting forth specific terms applicable to the notes. The statements under this caption relating to the notes, the senior indenture and the board resolution are brief summaries only, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture and the notes, forms of which are available from us. Capitalized terms used herein have the meaning set forth in the accompanying prospectus or the indenture.

GENERAL

     The notes initially will be limited to $650,000,000 in aggregate principal amount and will mature on March 1, 2007. The notes will bear interest from February 22, 2002, at 5 3/8% per year. Interest will be payable semiannually on March 1 and September 1 of each year, commencing September 1, 2002, to the holders of record of the notes at the close of business on the preceding February 15 or August 15, whether or not such day is a business day. All payments of interest and principal will be payable in United States dollars. The notes will be issued only in book-entry form. Please read "Description of Debt Securities -- Global Securities" of the accompanying prospectus.

     The notes will be senior unsecured obligations and will rank equally in right of payment to all our other senior unsecured indebtedness. The notes will rank senior to any future subordinated indebtedness and will be effectively junior to future secured indebtedness, if any, and to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2001, our subsidiaries had approximately $3.1 billion of indebtedness. As of September 30, 2001, as adjusted to give effect to the issuance of the notes and the anticipated use of proceeds therefrom, we would have had an aggregate of $4.72 billion of consolidated indebtedness.

REDEMPTION

     The notes will be redeemable, at our option, at any time in whole or from time to time in part, upon not less than 15 and not more than 60 days' notice as provided in the indenture, on any date prior to maturity at a price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), plus a make-whole premium, if any is required to be paid. The redemption price will never be less than 100% of the principal amount of such series of notes plus accrued interest to the redemption date.

     The amount of the make-whole premium with respect to any note (or portion of a note) to be redeemed will be equal to the excess, if any, of:

     (i) the sum of the present values, calculated as of the redemption date, of:

          (A) each interest payment that, but for the redemption, would have been payable on the note (or portion of a note) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period before the redemption date); and

          (B) the principal amount that, but for the redemption, would have been payable at the final maturity of the note (or portion of a note) being redeemed;

     over

     (ii) the principal amount of the note (or portion of a note) being redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Those present values will be calculated by discounting the amount of each payment of interest or principal from the date that each payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield (as defined below) plus 15 basis points.

     The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us, provided that if we fail to make such appointment at least 15 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make the calculation, such calculation will be made by Credit Suisse First Boston Corporation or, if that firm is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the Trustee.

     For purposes of determining the make-whole premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1/12 of a year. The Treasury Yield will be determined as of the third business day immediately before the applicable redemption date.

     The weekly average yields of United States Treasury Notes will be determined by referring to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15 (519) Selected Interest Rates" or any successor release. If the H.15 Statistical Release contains a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the remaining term, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term and the United States Treasury Notes that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation will be rounded to the nearest 1/100th of 1% with any figure of 1/200 or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banker.

     If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed by a method that the Trustee deems fair and appropriate. The Trustee may select for redemption notes and portions of notes in amounts of whole multiples of $1,000.

     The notes are not subject to a sinking fund.

ADDITIONAL NOTES

     We may, without the consent of the holders of the notes, create and issue additional notes of the series ranking equally with the notes in all respects, including having the same CUSIP number, so that such additional notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes. No additional notes may be issued if an event of default under the indenture has occurred and is continuing with respect to the notes.

BOOK-ENTRY SYSTEMS

     The notes will be issued in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"). One or more fully registered certificates will be issued as global notes for the notes in the aggregate principal amount of the notes. Global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of

DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us and the underwriters of the following matters. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

     DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, as an indirect participant. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of notes ("Beneficial Owner") is in turn to be recorded on the participants' and indirect participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants and indirect participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the notes are credited on the record date (identified in the listing attached to the Omnibus Proxy).

     Principal and interest payments on the global notes will be made to Cede & Co., as nominee of DTC. We expect that DTC, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit participants' accounts immediately with payments in amounts proportionate to their respective interests in the principal amount of such global note as shown on DTC's records. We also expect that payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, certificates representing the notes in fully registered form are required to be printed and delivered to Beneficial Owners.

     Neither we, the Trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to participants or Beneficial Owners.

     The notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the notes will, therefore, settle in immediately available funds. We will make all applicable payments of principal, premium (if any) and interest on the notes issued as global notes in immediately available funds.

     For other terms of the notes, please read "Description of Debt Securities" in the accompanying prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated February 19, 2002, each underwriter named below has severally agreed to purchase, and Anadarko has agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter:

                                                                 PRINCIPAL
                                                               AMOUNT OF THE
UNDERWRITER                                                    5 3/8% NOTES
-----------                                                    -------------
Credit Suisse First Boston Corporation......................   $260,000,000
J.P. Morgan Securities Inc. ................................    260,000,000
Banc of America Securities LLC..............................     65,000,000
RBC Dominion Securities Corporation ........................     65,000,000
                                                               ------------
          Total.............................................   $650,000,000
                                                               ============

     In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the notes offered hereby if any of the notes are purchased.

     The underwriters propose initially to offer the notes to the public at the offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a selling concession not in excess of 0.35% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

     In the ordinary course of business, the underwriters and their affiliates have in the past and may in the future provide investment banking, general financing and banking or other services to us and our affiliates. Affiliates of each of the underwriters are lenders under our existing credit facilities. We currently have an aggregate of $62.9 million of indebtedness outstanding with all of the underwriters under these credit facilities. In addition, we have $52.5 million outstanding under a money market line of credit with an affiliate of J.P. Morgan Securities Inc.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the underwriters might be required to make in that respect.

     In connection with the offering and sale of the notes, the underwriters may engage in stabilizing transactions, overallotment, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

     - Stabilizing transactions permit bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes so long as the stabilizing bids do not exceed a specified maximum.

     - Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transactions to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These activities, if commenced, may be discontinued at any time.

     Some of the underwriters may make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. would provide the system as a conduit for communications between the underwriters and their respective customers and would not be a party to any transactions. Market Axess Inc., a registered broker-dealer, would receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters would make the securities available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     The notes are a new series of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. The underwriters have advised us that they intend to make a market in each series of notes, but the underwriters are under no obligation to do so and such market-making activities may be terminated at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the notes.

     We estimate that we will spend $100,000 for fees and expenses associated with the offering of the notes.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes, without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus as supplemented during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus as supplemented contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF THE UNDERWRITERS

     We are in compliance with the terms of the indebtedness owed by us to affiliates of each of the underwriters. The decision of each of the underwriters to distribute the notes was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. Each of the underwriters will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

                                 LEGAL MATTERS

     The legality of the notes will be passed upon for us by Andrews & Kurth Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas. Certain legal matters with respect to the notes will be passed upon for the underwriters by Hughes Hubbard & Reed LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Anadarko and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 incorporated by reference in the accompanying prospectus have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 2000 financial statements refers to a change in the method of accounting for foreign crude oil inventories.

     The consolidated financial statements of Union Pacific Resources Group Inc. and its subsidiaries as of and for the years ended December 31, 1999 and 1998 incorporated by reference in the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

     With respect to the unaudited interim financial information of Union Pacific Resources Group Inc. and its subsidiaries for the quarter ended March 31, 2000 incorporated by reference in the accompanying prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied.

     Certain excerpts from the consolidated financial statements of Union Pacific Resources Group Inc. and its subsidiaries as of and for the year ended December 31, 1997 incorporated by reference in the accompanying prospectus have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their reports with respect thereto.

                           FORWARD-LOOKING STATEMENTS

     We have made in this prospectus supplement and in the reports and documents incorporated herein by reference, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning our operations, economic performance and financial condition. These forward-looking statements include information concerning future production and reserves, schedules, plans, timing of developments, contributions from oil and gas properties, and statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "goal," "plans," "objective," "should" or similar expressions or variations on these expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, and actual results could differ materially from those expressed or implied by these statements due to a number of factors in addition to those discussed in our Annual Report on Form 10-K for the year ended December 31, 2000 under the heading "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of
Operations -- Additional Factors Affecting Business" and in our other public filings, press releases and discussions with our management. We do not undertake any obligation to publicly update or revise any forward-looking statements.

     You are invited to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Please read "Where You Can Find More Information About Anadarko" in the accompanying prospectus. Other factors besides those listed here could also adversely affect us.

                     [ANADARKO PETROLEUM CORPORATION LOGO]

                                 $1,000,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS
                               PURCHASE CONTRACTS
                                 PURCHASE UNITS

                       ANADARKO PETROLEUM CAPITAL TRUST I
                      ANADARKO PETROLEUM CAPITAL TRUST II
                      ANADARKO PETROLEUM CAPITAL TRUST III

     TRUST PREFERRED SECURITIES GUARANTEED, TO THE EXTENT DESCRIBED HEREIN,
                       BY ANADARKO PETROLEUM CORPORATION.

                            ------------------------

     This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                    This prospectus is dated March 13, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    3
Anadarko Petroleum Corporation..............................    3
The Trusts..................................................    3
Accounting Treatment........................................    5
Where You Can Find More Information About Anadarko..........    5
Risk Factors................................................    6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    6
Use of Proceeds.............................................    7
Description of Debt Securities..............................    7
Description of Preferred Stock..............................   16
Description of Depositary Shares............................   18
Description of Common Stock.................................   20
Description of Securities Warrants..........................   21
Description of Purchase Contracts and Purchase Units........   22
Description of Trust Preferred Securities...................   23
Description of Guarantees...................................   24
Relationship Among the Trust Preferred Securities, the Debt
  Securities and the Guarantees.............................   26
Plan of Distribution........................................   29
Legal Matters...............................................   30
Experts.....................................................   30

                             ABOUT THIS PROSPECTUS

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

     This prospectus is part of a registration statement that Anadarko, Anadarko Petroleum Capital Trust I, Anadarko Petroleum Capital Trust II and Anadarko Petroleum Capital Trust III filed with the Securities and Exchange Commission
(SEC) utilizing a "shelf " registration process. Under this shelf process, we may sell Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Warrants, Purchase Agreements and Purchase Units and the Trusts may issue Trust Preferred Securities in one or more offerings up to a total dollar amount of $1,000,000,000.

     This prospectus provides you with a general description of the securities we and the Trusts may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information About Anadarko."

     In this prospectus, the terms "Anadarko," "company," "we," "us" and "our" generally mean Anadarko Petroleum Corporation, a Delaware corporation, and its consolidated subsidiaries.

     Unless otherwise indicated, all dollar amounts in this prospectus are expressed in U.S. dollars.

                         ANADARKO PETROLEUM CORPORATION

     Anadarko Petroleum Corporation is one of the world's largest independent oil and gas exploration and production companies, with two billion barrels of oil equivalent (BOE) of proved reserves. The Company's major areas of operations are located in the United States, primarily in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska and in the shallow and deep waters of the Gulf of Mexico, as well as in Algeria, Canada, Guatemala, Venezuela and other international areas. Exploration activity is underway in Tunisia, West Africa, the former Soviet Republic of Georgia and the North Atlantic Margin. The Company also owns and operates gas gathering systems in its U.S. core producing areas. In addition, the Company engages in the hard minerals business through non-operated joint venture and royalty arrangements in several coal, industrial minerals and trona (natural soda ash) mines located on lands within and adjacent to its Land Grant holdings in Wyoming.

     On July 14, 2000, a subsidiary of the Company merged with and into Union Pacific Resources Group Inc (UPR). As a result UPR became a wholly owned subsidiary of the Company and stockholders of UPR were entitled to receive Anadarko common shares in exchange for UPR common shares. The merger was treated as a tax-free reorganization and accounted for as a purchase business combination.

     The foregoing information about Anadarko and its business is only a general summary and is not intended to be comprehensive. For additional information about Anadarko and its business, you should refer to the information described under the caption "Where You Can Find More Information about Anadarko."

                                   THE TRUSTS

     Anadarko formed each Trust as a statutory business trust under Delaware law. Each Trust's business is defined in a declaration of trust executed by Anadarko, as sponsor, and The Bank of New York (Delaware), as Delaware trustee. Each declaration of trust will be amended when trust preferred securities are issued under it and will be in substantially the form filed as an exhibit to the registration statement, of which this prospectus is a part. An amended declaration of trust is called a "trust agreement" in this prospectus.

     The trust preferred securities and the trust common securities of each Trust represent undivided beneficial interests in the assets of that Trust. The trust preferred securities and the trust common securities together are sometimes called the "trust securities" in this prospectus.

     Anadarko owns, directly or indirectly, all the common securities of each Trust, which have an aggregate liquidation value equal to at least 3% of the total capital of each Trust. The trust preferred securities of each Trust will represent the remaining percentage of each trust's total capitalization. The trust common securities will have terms substantially equal to, and will rank equal in priority of payment with, the trust preferred securities. However, if Anadarko defaults on the subordinated debt securities owned by a trust or another event of default under the applicable trust agreement occurs, then, so long as the default continues, cash distributions and liquidation, redemption and other amounts payable or deliverable on the trust securities of that Trust must be paid or delivered to holders of the trust preferred securities of that Trust before the holders of that Trust's common securities. No Trust may borrow money, issue debt, exchange mortgages or pledge any of its assets. The trust preferred securities will be guaranteed by Anadarko as described in this prospectus and the applicable prospectus supplement.

     Each Trust exists for the exclusive purpose of:

     - issuing the trust common and trust preferred securities representing undivided beneficial interests in the assets of the Trust;

     - investing the gross proceeds of the trust common and trust preferred securities in Anadarko's subordinated debt securities; and

     - engaging only in those other activities necessary or incidental thereto.

     Anadarko, as holder of the trust common securities of each Trust, will appoint the trustees of that Trust. Unless otherwise specified in the applicable prospectus supplement, the five trustees that will conduct each Trust's business and affairs will consist of:

     - three of Anadarko's employees, officers or affiliates, as administrative trustees;

     - The Bank of New York (Delaware), an affiliate of The Bank of New York, as property trustee; and

     - The Bank of New York (Delaware), as Delaware trustee.

     The Bank of New York also serves as the indenture trustee for purposes of compliance with the provisions of the Trust Indenture Act of 1939, the guaranty trustee under Anadarko's guarantee in favor of the holders of trust preferred securities and debt trustee under the indenture related to Anadarko's debt securities. The property trustee holds title to Anadarko's subordinated debt securities for the benefit of the holders of each Trust's trust common and trust preferred securities. The property trustee has the power to exercise all rights, powers and privileges under each indenture as holder of Anadarko's subordinated debt securities. In addition, the property trustee maintains exclusive control of a segregated, non-interest bearing bank account to hold all payments made in respect of Anadarko's subordinated debt securities for the benefit of the holders of each Trust's trust common and trust preferred securities. The property trustee makes payments of distributions and payment on liquidation, redemption and otherwise to the holders of each Trust's trust common and trust preferred securities out of funds from each Trust's bank account. Anadarko, as a direct or an indirect holder of all of each Trust's trust common securities, has the right to appoint, remove or replace any administrative trustee and to increase or decrease the number of administrative trustees. Anadarko pays all fees and expenses related to each Trust and each offering of trust common and trust preferred securities.

     The rights of the holders of each Trust's trust preferred securities, including economic rights, rights to information and voting rights, will be set forth in the trust agreement relating to each

Trust and in the Delaware Business Trust Act. Each trust agreement, each indenture and each Anadarko guarantee will also incorporate by reference terms of the Trust Indenture Act of 1939. Each trust agreement, each indenture and each Anadarko guarantee will be qualified under the Trust Indenture Act.

     The prospectus supplement relating to the trust preferred securities of a Trust will provide further information concerning that Trust.

     No separate financial statements of any Trust are included in this prospectus. Anadarko considers that such statements would not be material to holders of the trust preferred securities because no Trust has any independent operations, and the sole purpose of each Trust is investing the proceeds from the sale of its trust securities in subordinated debt securities of Anadarko. Anadarko does not expect that any of the Trusts will be filing annual, quarterly or current reports with the SEC.

     The principal place of business of each Trust will be c/o Anadarko Petroleum Corporation, 17001 Northchase Drive, Houston, Texas 77060-2141, telephone (281) 875-1101.

                              ACCOUNTING TREATMENT

     Each Trust will be treated as a subsidiary of Anadarko for financial reporting purposes. Accordingly, Anadarko's consolidated financial statements will include the accounts of each Trust. The trust preferred securities, along with other trust preferred securities that Anadarko guarantees on an equivalent basis, will be presented as a separate line item in Anadarko's consolidated balance sheets, entitled "Guaranteed Preferred Beneficial Interests in Subordinated Notes of Anadarko Petroleum Corporation or Subsidiaries." Anadarko will record distributions that each Trust pays on the trust preferred securities as an expense in its consolidated statement of income.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT ANADARKO

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information filed with the SEC after the date of this prospectus, and prior to the termination of the offering of the securities offered hereby, will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 14(d) of the Securities Exchange Act of 1934 until our offering is completed, including filings after the date of the initial registration statement and prior to the effectiveness of the registration statement:

        (a) Annual Report on Form 10-K for the year ended December 31, 1999;

        (b) Amendment to Annual Report on Form 10-K/A for the year ended December 31, 1999;

        (c) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

        (d) Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

        (e) Current Reports on Form 8-K, filed April 5, 2000, July 28, 2000, February 15, 2001, March 8, 2001 and March 12, 2001;

        (f) Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

        (g) The description of our common stock set forth in the registration statement on Form 8-A, dated September 3, 1986; and

        (h) The description of our Series C Junior Participating Preferred Stock, set forth in the registration statement on Form 8-A dated October 30, 1998, as amended in the amended registration statement on Form 8-A12B/A, dated April 27, 2000.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at our principal executive offices as follows:

                              Corporate Secretary
                         Anadarko Petroleum Corporation
                              17001 Northchase Dr.
                               Houston, TX 77060
                                 (281) 875-1101

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                  RISK FACTORS

     You should carefully consider the factors contained in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1999 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Additional Factors Affecting Business" before investing in our or any Trust's securities. You should also consider similar information contained in any Annual Report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our or any Trust's securities. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described herein speculative or risky.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table sets forth Anadarko's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                           YEARS ENDED DECEMBER 31,         SEPTEMBER 30
                                       --------------------------------     -------------
                                       1995   1996   1997   1998   1999     1999    2000
                                       ----   ----   ----   ----   ----     -----   -----
Fixed Charges........................  1.24   3.34   3.04   0.05   1.77     1.26    5.53
Combined Fixed Charges and Preferred
  Stock Dividends....................  1.24   3.34   3.04   0.05   1.53     1.08    5.04

     Anadarko issued preferred stock in May 1998. No shares of preferred stock were outstanding during any of the periods prior to May 1998.

     As a result of Anadarko's net loss in 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million in 1998. The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pre-tax earnings required for payment.

                                USE OF PROCEEDS

     Unless specified otherwise in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, which may include, among other things:

     - the repayment of outstanding indebtedness;

     - working capital;

     - capital expenditures; and

     - acquisitions.

     The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. The Trusts will use all proceeds from the sale of trust common and trust preferred securities to purchase Anadarko debt securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions that could apply to the debt securities. Each prospectus supplement will state the particular terms that actually will apply to the debt securities included in the supplement.

     The debt securities will be either our senior debt securities or our subordinated securities. We have issued to date an aggregate of $3.8 billion of senior securities. We do not have any subordinated securities outstanding at this time.

     In addition to the following summary, you should refer to the applicable provisions of the following documents for more detailed information:

     - the senior indenture, and

     - the subordinated indenture.

     Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to senior indebtedness as described in the "Subordinated Securities" section. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

     - whether the debt securities are senior securities or subordinated securities;

     - the title and the limit on the aggregate principal amount of the debt securities;

     - the dates on which the debt securities will mature;

     - any annual rates (which may be fixed or variable), or the method of determining any rates, at which the debt securities will bear interest;

     - the dates from which interest shall accrue and the dates on which interest will be payable;

     - the currencies in which the debt securities are denominated and principal and interest may be payable;

     - any redemption or sinking fund terms;

     - any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

     - whether the debt securities are to be issued, in whole or in part, in the form of one or more global securities and the depositary for the global securities;

     - whether payments of principal, premium or interest will be free from any deduction for taxes, assessments or governmental charges payable by the holders;

     - whether the company will pay additional amounts on debt securities held by a non-U.S. person for any tax, assessment or governmental charge and, if so, whether the company will have the option to redeem such securities;

     - if definitive securities may be issued, the conditions under which same may be issued;

     - whether the debt securities are convertible into Anadarko common stock; and,

     - any other terms of the series, which will not conflict with the terms of the applicable indenture.

     We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to existing holders.

     We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000 for debt securities.

     We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series that are not global securities will be exchangeable for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, you may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. No service charge is required for any transfer or exchange of debt securities but we may require payment of any taxes and other governmental charges. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. We may at any time designate additional transfer agents with respect to any series of debt securities.

     In the event of any redemption in part, we will not be required to:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the mailing date;

     - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

     For a discussion of restriction on the exchange, registration and transfer of global securities, see "Global Securities."

PAYMENT AND PAYING AGENTS

     Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the office of the paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

     Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated as our sole paying agent for payments with respect to debt securities that are issued solely as debt securities.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

     - by the applicable depositary to a nominee of the depositary,

     - by any nominee to the depositary itself or another nominee, or

     - by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

     When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary ("participants"). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

     As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

     - will not be entitled to have any of the underlying debt securities registered in their names,

     - will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form, and

     - will not be considered the owners or holders under the indenture relating to those debt securities.

     Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in "street name." Those payments will be the sole responsibility of those participants.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

MODIFICATION OF THE INDENTURES

     Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, is effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

     - changing the maturity, installment or interest rate of any of the debt securities;

     - reduce the principal amount of (or premium, if any) or interest on any debt security;

     - reduce the amount of principal of an original issue discount security payable upon acceleration of maturity;

     - changing the conversion provisions of any of the debt securities, or subordination provisions of the subordinated indenture, in a manner adverse to the holders;

     - change the place or currency of payment of (or premium, if any) or interest on any debt security;

     - reducing the percentage required for modifications or waivers of compliance with the indentures;

     - impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - with some exceptions, modifying the provisions for the waiver of covenants and defaults and any of the foregoing provisions.

     Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     "Event of default" when used in an indenture, will mean any of the following in relation to a series of debt securities:

     - failure to pay interest on any debt security for 60 days after the interest becomes due;

     - failure to pay the principal or any premium on any debt security when due;

     - failure to deposit any sinking fund payment for 60 days after such payment becomes due;

     - failure to perform or breach of any other covenant or warranty in the indenture that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

     - default in the payment when due of other indebtedness in an aggregate principal amount in excess of $25,000,000, causing such indebtedness to become due prior to its stated maturity, and such default is not cured within 30 days after notice from the trustee or the holders of at least 5% in principal amount of the outstanding debt securities of the series;

     - a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 90 days;

     - we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws; or

     - any other event of default provided for debt securities of that series.

     If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of or any premium on or interest on any of the debt securities of the series, or (b) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

     The indentures contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

     The indentures require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 60 days after the occurrence of a default in the performance or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

     Each indenture requires us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

REPLACEMENT OF SECURITIES

     We will replace any mutilated debt security at the expense of the holder upon surrender of the mutilated debt security to the appropriate trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the appropriate trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the appropriate trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

DEFEASANCE

     When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the debentures ("legal defeasance"); or

     - the related events of default will no longer apply to us ("covenant defeasance").

     If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the applicable indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of debt securities will also survive.

     We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

SENIOR DEBT SECURITIES LIMITATIONS ON LIENS

     Neither we nor any domestic subsidiary of ours will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance upon real or personal property of ours or of any of our domestic subsidiaries that is located in the continental U.S. without providing that the senior securities will be secured equally and ratably or prior to the debt. However, this provision shall not apply to the following:

     - Mortgages existing on the date of the senior indenture;

     - Mortgages existing at the time a corporation becomes a domestic subsidiary of ours or at the time it is merged into or consolidated with us or a domestic subsidiary of ours;

     - Mortgages in favor of Anadarko or any domestic subsidiary of ours;

     - Mortgages on property (a) existing at the time of the property's acquisition, (b) to secure payment of all or part of the property's purchase price, or (c) to secure debt incurred prior to, at the time of or within 180 days after the acquisition, the completion of construction or the commencement of full operation of the property or for the purpose of financing all or part of the property's purchase price;

     - Mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

     - Mortgages on property to secure all or part of the cost of construction, development or repair, alteration or improvement of the property not later than one year after the completion of or the placing into operation the property;

     - Mortgages on minerals or geothermal resources in place, or on related leasehold or other property interests which are incurred to finance development, production or acquisition costs;

     - Mortgages on equipment used or usable for drilling, servicing or operation of oil, gas, coal or other mineral properties or of geothermal properties;

     - Mortgages required by any contract or statute in order to permit us or a subsidiary of ours to perform any contract or subcontract made with or at the request of the U S., any state or any department, agency or instrumentality of either; or

     - Any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement will be limited to substantially the same property (plus improvements) which secured the mortgage.

     Notwithstanding anything mentioned above, we and any one or more of our domestic subsidiaries may issue, assume or guarantee debt secured by mortgages that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other debt of ours and our domestic subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 10% of the aggregate amount of assets of Anadarko and its domestic subsidiaries after deducting therefrom all current liabilities, unamortized debt discount, expense and other like intangibles as calculated on our consolidated balance sheet as of a date within 150 days prior to the date of determination.

     The following types of transactions, among others, shall not be deemed to create debt secured by mortgages: (1) the sale or other transfer of oil, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize from the sale or transfer a specified amount (however determined) of money or such minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as an oil payment or a production payment, and (2) the sale or transfer by Anadarko or a domestic subsidiary of properties to a partnership, joint venture or other entity in which we or our domestic subsidiary would retain partial ownership of the properties.

THE TRUSTEE

     The Bank of New York is trustee under the senior indenture. The trustee or its affiliates have other customary banking relationships with us and our affiliates.

SUBORDINATED DEBT SECURITIES

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

     "Senior indebtedness" is defined as the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

     - our indebtedness for money borrowed (other than the subordinated securities);

     - guarantees by us of indebtedness for money borrowed of any other person; and,

     - indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise.

     Senior indebtedness shall also be deemed to include modifications, renewals, extensions and refundings of any of the types of indebtedness, liability, obligations or guarantee listed above, unless the relevant instrument provides that such indebtedness, liability, obligation or guarantee, or such modification, renewal, extension or refunding, is not senior in right of payment to the subordinated securities.

     No payment by us on account of principal of, any premium or interest on the subordinated securities except for sinking fund payments as described below may be made if:

     - any default or event of default with respect to any senior indebtedness occurs and is continuing, or

     - any judicial proceeding is pending with respect to any default in payment of senior indebtedness.

     Sinking fund payments may be made during a suspension of principal or interest payments on subordinated debt provided the sinking fund payments are made by securities redeemed or acquired prior to the default or by means of conversion of the securities.

     If any subordinated security is declared due and payable before its specified date, or upon any payment or distribution of assets by us to creditors upon our dissolution, winding up, liquidation or reorganization, all principal of, any premium and interest due or to become due on all senior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or take any payment. Subject to the payment in full of all senior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of senior indebtedness to receive payments or distribution of our assets applicable to senior indebtedness until the subordinated securities are paid in full.

     By reason of this subordination, in the event of insolvency, our creditors who are holders of senior indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

     The subordinated indenture will not limit the amount of senior indebtedness or debt securities which may be issued by us or any of our subsidiaries.

CONVERSION RIGHTS

     The prospectus supplement will provide if a series of our debt securities is convertible into Anadarko stock and the initial conversion price per share at which the securities may be converted.

     The subordinated indenture contains additional provisions regarding conversion rights. If a convertible subordinated security has not been redeemed, the holder of such convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion into shares of Anadarko stock. Conversion rights shall expire at the close of business on the date specified in the prospectus supplement for a series of convertible subordinated securities. Conversion rights expire at the close of business on the redemption date in the case of any convertible subordinated securities called for redemption.

     In order to exercise the conversion privilege, the person entitled to convert the convertible subordinated security must surrender to Anadarko, at any office or agency of Anadarko maintained for that purpose, the security with a written notice of the election to convert the security, and if less than the entire principal amount of the security is being converted, the amount of security to be converted. In addition, if the convertible subordinated security is converted during the period between a record date for the payment of interest and the related interest payment date the person entitled to convert the debt security must pay to Anadarko an amount equal to the interest payable on the principal amount being converted.

     No interest on converted subordinated securities will be paid by Anadarko on any interest payment date after the date of conversion except for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible subordinated securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. No fractional shares of stock will be issued upon conversion, but an adjustment in cash will be made based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment upon the occurrence of events specified in the applicable prospectus supplement. Anadarko may also decrease the conversion price as it considers necessary in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Anadarko stock.

     Anadarko will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of stock on conversion of the securities. Anadarko is not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to the satisfaction of Anadarko that such tax has been paid.

     After the occurrence of:

     - consolidation with or merger of Anadarko into any other corporation;

     - any merger of another corporation into Anadarko; or

     - any sale or transfer of substantially all of the assets of Anadarko which results in any reclassification, change or conversion of the stock, the holders of any convertible subordinated securities will be entitled to receive on conversion the kind and amount of shares of stock or other securities, cash or other property receivable upon such event by a holder of Anadarko stock immediately prior to the occurrence of the event.

                         DESCRIPTION OF PREFERRED STOCK

     Our Restated Articles of Incorporation authorize the board of directors of Anadarko, without further stockholder action, to provide for the issuance of up to 2,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated articles to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the outstanding shares. As of the date of this prospectus, we have 200,000 shares of 5.46% Series B Cumulative Preferred Stock outstanding and 200,000 shares of Series C Junior Participating Preferred Stock authorized for issuance under our rights agreement, none of which is outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the title and liquidation preference per share of the preferred stock and the number of shares offered;

     - the purchase price of the preferred stock;

     - the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

     - any redemption or sinking fund provisions of the preferred stock;

     - any conversion provisions of the preferred stock;

     - the voting rights, if any, of the preferred stock; and,

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. You should also refer to the certificate of designation establishing a particular series of preferred stock that will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.

DIVIDEND RIGHTS

     The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of Anadarko. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

RIGHTS UPON LIQUIDATION

     The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

REDEMPTION

     All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

PREFERRED STOCK PURCHASE RIGHTS

     On October 30, 1998, we entered into a rights agreement with The Chase Manhattan Bank, as rights agent, providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on November 10, 1998, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Anadarko and our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Anadarko prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Anadarko.

     Until a right is exercised, the right will not entitle the holder to additional rights as an Anadarko stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock at a purchase price of $175 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) any time that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, unless provisions preventing accidental triggering of the rights apply and (b) the close of business on the date, if any, designated by the board of directors of Anadarko following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of our outstanding common stock. Below we refer to the earlier of those dates as the "distribution date" and the person or group acquiring at least 15% of our common stock as an "acquiring person." In the event that we are acquired in a merger or other business combination, or 50% or more of our consolidated assets or earning power are sold after a person becomes an acquiring person, each right will entitle its holder to purchase, for the purchase price, that number of common shares of the corporation which at the time of the transaction would have a market value of twice the right exercise price.

     Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

     The rights will expire at the close of business on November 10, 2008, unless redeemed before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, the board of directors of Anadarko may redeem the rights in whole, but not in part, at a price of $.01 per right. This amount is subject to adjustment as provided in the rights agreement.

     The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 4.1 to our Form 8-A, filed with the SEC on October 30, 1998.

PROVISIONS OF ANADARKO'S RESTATED CERTIFICATE OF INCORPORATION

     In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us which is not approved by the board of directors of Anadarko, it would be possible for the board of directors of Anadarko to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, the restated articles and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of the holders of common stock would not be required for any issuance of preferred stock like this.

     The restated articles also provide that the board of directors of Anadarko is classified into three classes and that some provisions of the restated articles may be amended only by the affirmative vote of the holders of at least 80% of the voting power of our then outstanding voting stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering.

Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

     Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 450,000,000 shares of common stock. As of February 1, 2001, we had 253,417,690 shares of common stock issued and had reserved 20,546,663 additional shares of common stock for issuance under our various stock and compensation incentive plans.

     The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

     - the restated certificate of incorporation, which are incorporated by reference to Exhibit 19(a)(i) to our Form 10-Q for the quarter ended September 30, 1986;

     - the amendment to the restated certificate of incorporation, which are incorporated by reference to Exhibit 4.1 to our Form 8-K dated July 28, 2000; and,

     - the by-laws, as amended, which are incorporated by reference to Exhibit 3(e) to our Form 10-Q for the quarter ended September 30, 2000.

DIVIDENDS

     The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Anadarko, out of funds legally available for their payment subject to the rights of holders of preferred stock.

VOTING RIGHTS

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

MISCELLANEOUS

     The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. ChaseMellon Shareholder Services LLC, New York, New York, is the transfer agent and registrar for the common stock.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. In addition to this summary, you should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

     The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

     - the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

     - United States Federal income tax consequences applicable to the securities warrants; and,

     - any other terms of the securities warrant.

     Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

     - in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or,

     - in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

              DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

     We may issue purchase contracts representing contracts obligating holders to purchase from Anadarko, and Anadarko to sell to the holders, or for Anadarko to issue in exchange for other securities a specified number of shares of common stock or preferred stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates or on the occurrence of specified events. The price or exchange rate per share of common stock or preferred stock may be fixed at the time the contracts are issued or may be determined by reference to a specific formula set forth in the contracts.

     The purchase contracts may be issued separately or as a part of units, often known as purchase units, consisting of a purchase contract and the following:

     - senior debt securities or subordinated securities of Anadarko or one of its subsidiaries;

     - debt obligations of third parties, including U.S. treasury securities;

     - trust preferred securities of the Trusts, all of whose trust common securities are owned by Anadarko or by subsidiaries of Anadarko; or

     - any combination of the foregoing
securing the holder's obligations to purchase the common stock or preferred stock under the purchase contracts.

     The purchase contracts may require Anadarko to make periodic payments to the holders of the purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances Anadarko may deliver newly issued prepaid purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original purchase contract.

     The applicable prospectus supplement will describe the terms of any purchase contracts or purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not purport to be complete, and may not contain all of the information that you may find useful. For more information, you should review the purchase contracts, the collateral arrangements and the depositary arrangements, if applicable, relating to such purchase contracts or purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such purchase contracts or purchase units and, if applicable, prepaid securities.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     Each Trust may issue only one series of trust preferred securities. The Trust Agreement of each Trust will authorize the administrative trustees to issue the trust preferred securities of that Trust on behalf of that Trust. For additional information you should refer to the applicable trust agreement. The form of trust agreement is an exhibit to the registration statement, of which this prospectus is a part.

     The prospectus supplement for a particular series of trust preferred securities being offered will disclose the specific terms related to the offering, including the price or prices at which the trust preferred securities to be offered will be issued. Those terms will include some or all of the following:

     - the title of the series;

     - the number of trust preferred securities of the series;

     - the yearly distribution rate, or the method of determining that rate, and the date or dates on which distributions will be payable;

     - the date or dates, or method of determining the date or dates, from which distributions will be cumulative;

     - the amount that will be paid out of the assets of the Trust to the holders of the trust preferred securities upon the voluntary or involuntary dissolution, winding-up or termination of the Trust;

     - any obligation that the Trust has to purchase or redeem the trust preferred securities, and the price at which, the period within which, and the terms and conditions upon which the Trust will purchase or redeem them;

     - any voting rights of the trust preferred securities that are in addition to those legally required, including any right that the holders of the trust preferred securities have to approve certain actions under or amendments to the trust agreement;

     - any right that the Trust has to defer distributions on the trust preferred securities in the event that Anadarko extends the interest payment period on the related subordinated debt securities of Anadarko; and

     - any other rights, preferences, privileges, limitations or restrictions upon the trust preferred securities of the series.

     Anadarko will guarantee each series of trust preferred securities to the extent described below under the caption "Description of Guarantees."

     The applicable prospectus supplement will describe any material United States federal income tax considerations that apply to the trust preferred securities.

                           DESCRIPTION OF GUARANTEES

     Anadarko will execute the guarantees from time to time for the benefit of the holders of the trust preferred securities of the respective Trusts. The Bank of New York will act as guarantee trustee under each guarantee. The guarantee trustee will hold each guarantee for the benefit of the holders of the trust preferred securities to which it relates.

     The following description of the guarantees is only a summary and is not intended to be comprehensive. The form of guarantee is an exhibit to the registration statement, of which this prospectus is a part.

GENERAL

     Anadarko will irrevocably and unconditionally agree under each guarantee to pay the guarantee payments that are described below, to the extent specified in that guarantee, to the holders of the trust preferred securities to which the guarantee relates, to the extent that the guarantee payments are not paid by or on behalf of the related Trust. Anadarko is required to pay the guarantee payments to the extent specified in the relevant guarantee regardless of any defense, right of set-off or counterclaim that Anadarko may have or may assert against any person.

     The following payments and distributions on the trust preferred securities of a Trust are guarantee payments:

     - any accrued and unpaid distributions required to be paid on the trust preferred securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

     - the redemption price for any trust preferred securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

     - upon dissolution, winding-up or termination of the Trust, other than in connection with the distribution of subordinated notes to the holders of trust securities of the Trust or the redemption of all the trust preferred securities of the Trust, the lesser of:

      - the sum of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

      - the amount of assets of the Trust remaining available for distribution to holders of the trust preferred securities of the Trust in liquidation of the Trust.

     Anadarko may satisfy its obligation to make a guarantee payment by making that payment directly to the holders of the related trust preferred securities or by causing the Trust to make the payment to those holders.

     Each guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the guarantee payments with respect to the related trust preferred securities from the time of issuance of those trust preferred securities, except that the guarantee will only apply to the payment of distributions and other payments on the trust preferred securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

     If Anadarko does not make the required payments on the subordinated notes that the property trustee holds under a Trust, that Trust will not make the related payments on its trust preferred securities.

SUBORDINATION

     Anadarko's obligations under each guarantee will be unsecured obligations of Anadarko. Those obligations will rank:

     - subordinate and junior in right of payment of all of Anadarko's other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

     - equal in priority with Anadarko's preferred stock and 5.46% Series B Cumulative Preferred Stock and similar guarantees; and

     - senior to Anadarko's common stock.

     Anadarko has 5.46% Series B Cumulative Preferred Stock outstanding that will rank equal in priority with the guarantees and has common stock outstanding that will rank junior to the guarantees.

     Each guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Anadarko, as guarantor, to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The terms of the trust preferred securities will provide that each holder of the trust preferred securities, by accepting those trust preferred securities, agrees to the subordination provisions and other terms of the related guarantee.

AMENDMENTS AND ASSIGNMENT

     Anadarko may amend each guarantee without the consent of any holder of the trust preferred securities to which that guarantee relates if the amendment does not materially and adversely affect the rights of those holders. Anadarko may otherwise amend each guarantee with the approval of the holders of at least
66 2/3% of the outstanding trust preferred securities to which that guarantee relates.

TERMINATION

     Each guarantee will terminate and be of no further effect when:

     - the redemption price of the trust preferred securities to which the guarantee relates is fully paid;

     - Anadarko distributes the related subordinated debt securities to the holders of those trust preferred securities; or

     - the amounts payable upon liquidation of the related Trust are fully paid.

     Each guarantee will remain in effect or will be reinstated if at any time any holder of the related trust preferred securities must restore payment of any sums paid to that holder with respect to those trust preferred securities or under that guarantee.

EVENTS OF DEFAULT

     An event of default will occur under any guarantee if Anadarko fails to perform any of its payment obligations under that guarantee. The holders of a majority of the trust preferred securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the trust preferred securities of that series. The guarantee trustee is obligated to enforce the guarantee for the benefit of the holders of the trust preferred securities of a series if an event of default occurs under the related guarantee.

     The holders of a majority of the trust preferred securities to which a guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to that guarantee or to direct the exercise of any trust or power that the guarantee trustee holds under that guarantee. Any holder of the related trust preferred securities may institute a legal proceeding directly against Anadarko to enforce that holder's rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity.

CONCERNING THE GUARANTEE TRUSTEE

     The Bank of New York will be the guarantee trustee. It will also be the property trustee, the subordinated indenture trustee and the senior indenture trustee. Anadarko and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York. The Bank of New York also serves as trustee under other indentures pursuant to which securities of Anadarko and certain of its affiliates are outstanding.

     The guarantee trustee will perform only those duties that are specifically set forth in each guarantee unless an event of default under the guarantee occurs and is continuing. In case an event of default occurs and is continuing, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of its powers under any guarantee at the request of any holder of the related trust preferred securities unless that holder offers reasonable indemnity to the guarantee trustee against the costs, expenses and liabilities which it might incur as a result.

AGREEMENTS AS TO EXPENSES AND LIABILITIES

     Anadarko will enter into an agreement as to expenses and liabilities under each Trust Agreement. Each agreement as to expenses and liabilities will provide that Anadarko will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related trust preferred securities or other similar interests in that Trust the amounts due to the holders under the terms of those trust preferred securities or those similar interests.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                     THE DEBT SECURITIES AND THE GUARANTEES

     As long as we make payments of interest and other payments when due on the subordinated debt securities purchased by a Trust, those payments will be sufficient to cover distributions and other payments due on the trust preferred securities, primarily because:

     - the aggregate principal amount of the subordinated debt securities will be equal to the sum of the aggregate stated liquidation preference of the trust securities;

     - the interest rate and interest and other payment dates of the subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

     - we will pay any and all costs, expenses and liabilities of the Trusts, except the Trusts' obligations to holders of its trust preferred securities under the terms of such trust preferred securities; and

     - the trust agreement of each Trust prohibits the trust from engaging in any activity that is not consistent with the limited purposes of the Trust.

     We irrevocably guarantee payments of distributions and other amounts due on the trust preferred securities of a Trust, to the extent the Trust has funds available for the payment of such distributions as described in "Description of Guarantees" in this prospectus. Taken together, our obligations under the subordinated debt securities, the subordinated indenture, the trust agreements and the trust guarantees provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each of the Trust's obligations under its trust preferred securities. If we do not make payments on the subordinated debt securities, the Trusts will not pay distributions or other amounts due on the trust preferred securities. The trust guarantees do not cover payment of distributions when the applicable Trust does not have sufficient funds to pay the distributions. In this event, the remedies of a holder of the trust preferred securities of the trust are described in this prospectus under "Description of Guarantees -- Events of Default." Our obligations under the trust guarantees are unsecured and are subordinate and junior in right of payment to all of our other liabilities.

     Notwithstanding anything to the contrary in the subordinated indenture and to the extent set forth in the subordinated indenture, we have the right to set-off any payment we are otherwise required to make under the indenture with and to the extent we have made or are concurrently on the date of such payment making, a payment under a trust guarantee.

     A holder of trust preferred securities of a Trust may institute a legal proceeding directly against us to enforce its rights under the trust guarantee without first instituting a legal proceeding against the trust guarantee trustee, the Trust or any other person or entity.

     The trust preferred securities of a Trust evidence a beneficial interest in the trust. The Trusts exist for the sole purpose of issuing the trust securities and investing the proceeds in our subordinated debt securities. A principal difference between the rights of a holder of trust preferred securities and a holder of subordinated debt securities is that a holder of subordinated debt securities is entitled to receive from us the principal amount of and interest accrued on debt securities held, while a holder of trust preferred securities is entitled to receive distributions from a trust, or from us under the trust guarantee, if and to the extent the trust has funds available for the payment of such distributions.

     Upon any voluntary or involuntary termination, winding-up or liquidation of a trust involving the liquidation of the subordinated debt securities, the holders of the trust preferred securities of the trust will be entitled to receive, out of assets held by the trust and after satisfaction of liabilities to creditors of the trust as provided by applicable law, the liquidation distribution in cash. Upon any voluntary or involuntary liquidation or bankruptcy of us, the property trustees of a trust, as holder of the subordinated debt securities of the trust, would be a subordinated creditor of us, subordinated in right of payment to all of our senior debt, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the trust guarantees and we have agreed to pay for all costs, expenses and liabilities of the Trusts other than the Trusts' obligations to the holders of the trust preferred securities, the positions of a holder of trust preferred securities and a holder of subordinated debt securities relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy would be substantially the same.

     A default or event of default under any of our senior debt will not constitute a default or event of default under the subordinated indenture. However, in the event of payment defaults under, or acceleration of, our senior debt, the subordination provisions of the subordinated indenture provide that no payments may be made on the debt securities until our senior debt has been paid in full or any payment default under our senior debt has been cured or waived. Our failure to make required payments on a series of subordinated debt securities would constitute an event of default under the subordinated indenture.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities, preferred stock, depositary shares, common stock, securities warrants, purchase contracts, purchase units or trust preferred securities (together referred to as the "offered securities") (a) through underwriters or dealers, (b) directly to one or a limited number of institutional purchasers or (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from such sale, any underwriting commissions or other items constituting underwriters' compensation.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters' compensation may be changed from time to time.

     If a dealer is utilized in the sale of any offered securities, we will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

     We may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best effort basis for the period of its appointment.

     If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

     Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the offered securities will be passed upon for us by Andrews & Kurth L.L.P. Houston, Texas, and for any underwriters, dealers or agents by Hughes Hubbard & Reed LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Anadarko and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 incorporated by reference in the registration statement have been incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Union Pacific Resources Group Inc. and its subsidiaries as of and for the years ended December 31, 1999 and 1998 incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     With respect to the unaudited interim financial information of Union Pacific Resources Group Inc. and its subsidiaries for the quarter ended March 31, 2000 incorporated by reference in the registration statement, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

     The combined financial statements of Black Butte Coal Company, A Joint Venture, and R-K Leasing Company as of December 31, 1999 and December 26, 1998 and for the fiscal years then ended, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     Certain excerpts from the consolidated financial statements of Union Pacific Resources Group Inc. and its subsidiaries as of and for the year ended December 31, 1997 have been incorporated by reference in this registration statement in reliance on the report of Deloitte & Touche LLP, independent public accountants, and upon the authority of such firm as experts in accounting and auditing.

                                  $650,000,000

                     [Anadarko Petroleum Corporation LOGO]

                             5 3/8% Notes due 2007